Exhibit (a)(1)(A)

November 16, 2012

ORGANOVO HOLDINGS, INC.

To the Holders of the Original Warrants

This letter is to inform you that Organovo Holdings, Inc. (the “Company”) is offering holders of certain warrants to purchase common stock of the Company (defined below as the “Original Warrants”) the opportunity to amend and exercise such Original Warrants, upon the terms set forth in the enclosed “Offer to Amend and Exercise Warrants to Purchase Common Stock of Organovo Holdings, Inc.” dated as of the date of this letter (the “Offer to Amend and Exercise”). The warrants subject to the Offer to Amend and Exercise are those held by: (i) the investors who participated in the Company’s bridge financing completed on November 2011 (the “Bridge Warrants”); (ii) the investors who participated the Company’s private placement financings closed on February 8, 2012, February 29, 2012 and March 16, 2012 (the “Investor Warrants”); and (iii) outstanding warrants to purchase shares of the Company’s common stock issued to investors in the Company’s private placement transactions completed in 2011 (the “Private Warrants”, and collectively with the Bridge Warrants and the Investor Warrants, the “Original Warrants”). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise.

The Offer to Amend and Exercise is an opportunity for the holders of the Original Warrants to amend and exercise the Original Warrants at a reduced warrant cash exercise price of $0.80 per share of Common Stock, subject to the terms and conditions set forth in the Offer to Amend and Exercise. The purposes of the Offer to Amend and Exercise are to help the Company reduce its outstanding warrant liability and to raise funds to support the Company’s operations by encouraging the participating holders to exercise the Original Warrants by significantly reducing both the exercise price and the exercise period of the Original Warrants. The Company plans to use the funds obtained for working capital and other general corporate purposes.

The enclosed Offer to Amend and Exercise together with the Election to Participate and Exercise Warrant, forms of Amended Warrants and Notice of Withdrawal constitute the “Offering Materials.” The Offering Materials provide information regarding the Offer to Amend and Exercise and instructions as to how you can participate and exercise your Original Warrants. You should read all of the materials carefully before you decide whether to amend and exercise any of your Original Warrants. Also, please note that although there is no minimum participation requirement with respect to this Offer to Amend and Exercise, you may not elect to amend but not exercise your Original Warrants. Participation in this Offer to Amend and Exercise requires both amendment of your Original Warrants and your exercise of the Amended Warrants, which will happen simultaneously should you choose to participate.

To accept and exercise an Amended Warrant, you must deliver to the Company, prior to the expiration of the Offer to Amend and Exercise, which is 5:00 p.m. (Pacific time) on December 17, 2012, as may be extended by the Company in its sole discretion (the “Expiration Date”): (i) a signed copy of the Election to Participate and Exercise Warrant, (ii) a signed copy of an Accredited Investor Questionnaire, (iii) the original copy of your Original Warrant (or an Affidavit of Lost Warrant) for cancellation, and (iv) cash in the amount equal to $0.80 per share multiplied by the number of shares of common stock you elect to purchase. The cash exercise price may be tendered in the form of a check payable to Organovo Holdings, Inc. or by wire transfer to the Company’s account as set forth in the Election to Participate and Exercise Warrant. These items must be properly delivered, before the Expiration Date to: Organovo Holdings, Inc., 6275 Nancy Ridge Drive, San Diego, CA 92121, Attn: Corporate Secretary, telephone number (858) 550-9994.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to us at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to us on or prior to the Expiration Date. If you properly withdraw prior to the Expiration Date, we will return promptly your Original Warrants (or your Affidavit of Lost Warrant) and your aggregate exercise price.

Thank you for your time in reviewing this request.

Very truly yours,

/s/ Keith Murphy

Organovo Holdings, Inc. Keith Murphy Chief Executive Officer and President

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